UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Moscow CableCom Corp.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
61945R 100
(CUSIP Number)
Kathryn Beller, Esq.
40 High Way
Chappaqua, NY 10514
(914) 393-7613
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 13, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 230.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form and with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61945R 100
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Moskovskaya Telecommunikatsionnaya Corporatsiya
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ X ]
3. SEC Use Only
4. Source of Funds (See Instructions): OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[ ]
6. Citizenship or Place of Organization: Russian Federation
Number of Shares Bene- ficially by Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 8,720,879 9. Sole Dispositive Power: 4,220,879 10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 8,720,879
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions: [ ]
13. Percent of Class Represented by Amount in Row (11): 65.6
14. Type of Reporting Person (See Instructions): OO
* * * * *

CUSIP No. 61945R 100
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Yuri Pripachkin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ X ]
3. SEC Use Only
4. Source of Funds (See Instructions): OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[ ]
6. Citizenship or Place of Organization: Russian Federation
Number of Shares Bene- ficially by Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 8,720,879 9. Sole Dispositive Power: 4,220,879 10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 8,720,879
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions: [ ]
13. Percent of Class Represented by Amount in Row (11): 65.6
14. Type of Reporting Person (See Instructions): IN

* * * * *

This Amendment No. 2 amends Amendment No. 1 of the Schedule 13D filed by the reporting persons on October 6, 2004.

Item 1.                        Security and Issuer

This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Moscow CableCom Corp., a Delaware corporation.  The principal executive offices of the issuer are located at 405 Park Avenue, Suite 1203, New York, New York 10022.

Item 2.                        Identity and Background

The names of the persons filing this statement are Moskovskaya Telecommunikatsionnaya Corporatsiya ("COMCOR") and Yuri Pripachkin.

COMCOR is organized as an open joint stock company under the laws of the Russian Federation.  It is not a corporation.  Its principal business is the operation of a fiber optics telecommunications system.  Its principal office is located at Neglinnaya, 17/2, Moscow 127051, Russia.  During the last five years, COMCOR has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, COMCOR has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding COMCOR was or is subject to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Pripachkin is the chairman of the board of directors of COMCOR and is employed by COMCOR at its principal office at Neglinnaya, 17/2, Moscow 127051, Russia.  Through indirect ownership of equity interests in COMCOR, Mr. Pripachkin may be deemed to control COMCOR.  Mr. Pripachkin's business address is Neglinnaya, 17/2, Moscow 127051, Russia.  Mr. Pripachkin is a citizen of the Russian Federation.  During the last five years, Mr. Pripachkin has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Mr. Pripachkin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                        Source and Amount of Funds or Other Consideration

On February 24, 2004, COMCOR acquired 4,000,000 shares of Common Stock in exchange for all of its interest in ZAO COMCOR-TV, a closed joint stock company organized under the laws of the Russian Federation ("CCTV"), pursuant to a Stock Subscription Agreement dated May 23, 2003 between the issuer and COMCOR (the "COMCOR Subscription Agreement").  The COMCOR Subscription Agreement was amended by a letter agreement dated February 23, 2004 (the "First Amendment") and an amendment dated August 26, 2004 (the "Second Amendment").  Copies of the

COMCOR Subscription Agreement (with exhibits omitted) and these amendments were attached as Exhibit 1, Exhibit 2, and Exhibit 3 to Amendment No. 1 of this Schedule 13D filed on October 6, 2004, and the complete terms thereof are incorporated by reference herein.  On September 20, 2004, COMCOR acquired an additional 220,879 shares of Common Stock in exchange for 2,121 shares of the preferred stock of CCTV.  COMCOR had acquired these shares of preferred stock in satisfaction of a liability of CCTV to COMCOR in the amount of approximately $1,380,000.  COMCOR has not acquired any Common Stock since September 20, 2004.

Item 4.                        Purpose of Transaction

COMCOR acquired its Common Stock on February 24, 2004 and September 20, 2004 in exchange for the capital stock of CCTV.  COMCOR believes that CCTV will benefit from direct management by the issuer and that the interests of COMCOR are served by owning capital stock in the issuer rather than a direct interest in CCTV.

On August 26, 2004, the issuer and Columbus Nova Investments VIII Ltd., a Bahamas company ("CNI"), entered into a Series B Convertible Preferred Stock Subscription Agreement (the "Series B Subscription Agreement"), a copy of which was attached as Exhibit 7 to Amendment No. 1 of this Schedule 13D and the complete terms of which are incorporated by reference herein.  The Series B Preferred Stock, par value $0.01 of the Company (the "Preferred Stock"), issuable under the Series B Subscription Agreement is convertible into Common Stock at the option of the holder, and its holder votes as a class with the holders of the Common Stock.  To the best knowledge of the reporting persons, the Series B Subscription Agreement was amended on December 1, 2004 to bring the terms of the Preferred Stock into compliance with rules of the National Association of Securities Dealers, Inc.

On January 13, 2005, the issuer and CNI consummated the transactions contemplated by the Series B Subscription Agreement.  As a result, among other things, the issuer issued 4,500,000 shares of Preferred Stock to CNI, the board of directors of the issuer was expanded from nine members to eleven members, some directors resigned, and five new directors designated by CNI became directors of the issuer.  The issuer also granted CNI warrants to purchase an additional 8,283,000 shares of Preferred Stock pursuant to a Warrant Agreement (the "Warrant Agreement"), a copy of which is attached as Exhibit 1 to this statement and the complete terms of which are incorporated by reference herein.

In connection with the Series B Subscription Agreement, on August 26, 2004, COMCOR and CNI entered into a Shareholders Agreement (the "Shareholders Agreement"), a copy of which was attached as Exhibit 9 to Amendment No. 1 of this Schedule 13D and the complete terms of which are incorporated by reference herein.  The Shareholders Agreement was amended on December 1, 2004 and December 30, 2004.  Copies of these amendments are attached to this statement as Exhibit 2 and Exhibit 3, and the complete terms of the amendments are incorporated by reference herein.  As described in item 6 below, now that the transactions contemplated by the Series B Subscription Agreement have been consummated, the Shareholders Agreement requires COMCOR to vote its shares of Common Stock and CNI to vote its shares of Preferred Stock to achieve specified common objectives.

Except as described in this item 4 and item 6 below, as of the date of this filing, neither COMCOR nor Mr. Pripachkin has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any change in the present capitalization or dividend policy of the issuer, (f) any other material change in the issuer's business or corporate structure, (g) changes in the issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above.

Item 5.                        Interest in Securities of the Issuer

(a)                    As of the date hereof, COMCOR directly and beneficially owns 4,220,879 shares of Common Stock, or approximately 48.0 percent of the 8,802,541 shares of Common Stock reported by the issuer to be outstanding as of January 14, 2005 in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 18, 2005.

Pursuant to Rule 13d-3(d)(1)(i) promulgated under the Act, shares of a security that are convertible into a second security that is registered under section 12 of the Act are deemed to be outstanding for the purpose of computing the percentage of the class of the second security owned by no person other than the person who has the right to convert.  Consequently, because CNI rather than COMCOR possesses the right to acquire Common Stock through conversion of the Preferred Stock, the shares of Preferred Stock held by CNI are not deemed to be outstanding under Rule 13d-3(d)(1)(i) for purposes of computing the percentage of Common Stock beneficially owned by COMCOR.

Nevertheless, the Preferred Stock held by CNI has a practical impact upon the relative voting power of the Common Stock owned by COMCOR.  Because the holder of the Preferred Stock votes as a class with the holders of the Common Stock, the votes of the aggregate outstanding shares of Common Stock and Preferred Stock are considered in determining action by the stockholders of the issuer.  It may therefore be appropriate, regardless of Rule 13d-3(d)(1)(i), to consider the Preferred Stock held by CNI as outstanding Common Stock for purposes of computing the percentage voting power that COMCOR holds in the Common Stock.  According to the Quarterly Report on Form 10-Q filed on January 18, 2005, 4,500,000 shares of Preferred Stock were outstanding as of January 14, 2005.  If these 4,500,000 shares of Preferred Stock are added to the 8,802,541 shares of Common Stock then outstanding, and if COMCOR is deemed beneficially to own the 4,500,000 shares of Preferred Stock held by CNI because of the provisions of the Shareholders Agreement, then COMCOR may be deemed beneficially to own an aggregate of 8,720,879 shares of capital stock that possesses the effective voting rights of the Common Stock registered under section 12 of the Act, or approximately 65.6 percent of the 13,302,541 shares of capital stock possessing such voting rights.  Pursuant to Rule 13d-4 promulgated under the Act, the filing of this statement shall not be construed as an admission by COMCOR that it beneficially owns the shares of Preferred Stock held by CNI.

As of the date hereof, Mr. Pripachkin may be deemed to own beneficially the 4,220,879 shares of Common Stock held by COMCOR if he is deemed to control COMCOR.  Pursuant to Rule 13d-4 promulgated under the Act, the filing of this statement shall not be construed as an admission by Mr. Pripachkin that he beneficially owns the 4,220,879 shares of Common Stock held by COMCOR.

In addition, if COMCOR is deemed to own beneficially the Preferred Stock held by CNI, then Mr. Pripachkin may be deemed to own beneficially such shares if he is deemed to control COMCOR.  Pursuant to Rule 13d-4 promulgated under the Act, the filing of this statement shall not be construed as an admission by Mr. Pripachkin that he beneficially owns such shares.

(b)                    As of the date hereof, as to the election of directors and other corporate matters covered by the Shareholders Agreement, COMCOR has no sole power to vote, or direct the vote of, any shares of Common Stock.  As of the date hereof, as to the election of directors and other corporate matters covered by the Shareholders Agreement, COMCOR has the shared power to vote, or to direct the vote of, 4,220,879 shares of Common Stock held by COMCOR and 4,500,000 shares of Preferred Stock held by CNI.  As of the date hereof, with respect to matters not covered by the Shareholders Agreement, COMCOR has the sole power to vote, or direct the vote of, 4,220,879 shares of Common Stock.

As of the date hereof, COMCOR has the sole power to dispose or direct the disposition of 4,220,879 shares of Common Stock.  As of the date hereof, COMCOR has no shared power to dispose or direct the disposition of any shares of Common Stock.

As of the date hereof, Mr. Pripachkin may be deemed to exercise the voting and dispositive powers of COMCOR with respect to Common Stock to which this statement relates if he is deemed to control COMCOR.  Pursuant to Rule 13d-4 promulgated under the Act, the filing of this statement shall not be construed as an admission by Mr. Pripachkin that he exercises such powers.

(c)                    Except as described in item 4 above and item 6 below, neither COMCOR nor Mr. Pripachkin has been involved in any transactions in the Common Stock during the past sixty days.

(d)                    No person other than COMCOR, or Mr. Pripachkin if he is deemed to control COMCOR, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,220,879 shares of Common Stock held by COMCOR.  Pursuant to Rule 13d-4 promulgated under the Act, the filing of this statement shall not be construed as an admission by Mr. Pripachkin that he possesses such right or power.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

First Voting Agreement.  On February 23, 2004, the issuer, COMCOR, Francis E. Baker, and Oliver R. Grace, Jr. entered into a Voting Agreement (the "First Voting Agreement"), a copy of which was attached as Exhibit 4 to Amendment No. 1 of this Schedule 13D and the complete terms of which are incorporated by reference herein.  As a result of the consummation of the transactions contemplated by the Series B Subscription Agreement, the First Voting Agreement terminated on January 13, 2005 pursuant to a Termination Agreement dated August 26, 2004 among COMCOR and Messrs. Grace and Baker, a copy of which was attached as Exhibit 5 to Amendment No. 1 of this Schedule 13D and the complete terms of which are incorporated by reference herein.

Second Voting Agreement.  In connection with the Series B Subscription Agreement, COMCOR and CNI entered into a voting agreement dated August 26, 2004 (the "Second Voting Agreement"), a copy of which was attached as Exhibit 8 to Amendment No. 1 of this Schedule 13D and the complete terms of which are incorporated by reference herein.  Pursuant to its terms, the Second Voting Agreement terminated on January 13, 2005 as a result of the consummation of the transactions contemplated by the Series B Subscription Agreement.

Second Amendment.  Pursuant to the Second Amendment, now that the transactions contemplated by the Series B Subscription Agreement have been consummated, the issuer and COMCOR have agreed, among other things, to terminate the funding obligations of the issuer to CCTV described in the COMCOR Subscription Agreement and the First Amendment.  In addition, COMCOR has agreed to purchase and sell the securities of its affiliate, Institute for Automated Systems, to the issuer or its designee.

Shareholders Agreement.  Pursuant to the Shareholders Agreement, now that the transactions contemplated by the Series B Subscription Agreement have been consummated, COMCOR has agreed to vote the Common Stock held by it and CNI has agreed to vote the Preferred Stock held by it:

(a)                    to cause and maintain the election to such board of directors of (1) three individuals to be designated by COMCOR, or (2) two individuals to be designated by COMCOR if COMCOR then beneficially owns less than twenty percent of the aggregate Common Stock and Preferred Stock then outstanding, or (3) one individual to be designated by COMCOR if COMCOR then beneficially owns less than fifteen percent but at least ten percent of the aggregate Common Stock and Preferred Stock then outstanding; and

(b)                    to cause and maintain the election to such board of directors of (1) six individuals to be designated by CNI, or (2) seven individuals to be designated by CNI if COMCOR then beneficially owns less than twenty percent of the aggregate Common Stock and Preferred Stock then outstanding, or (3) five, four, two, or one individuals to be designated by CNI if CNI then beneficially owns less than thirty percent, twenty percent, fifteen percent, or ten percent, as the case may be, of the aggregate Common Stock and Preferred Stock then outstanding.

In addition, so long as COMCOR owns at least fifteen percent of the aggregate Common Stock and Preferred Stock then outstanding, CNI has agreed to use its best efforts to ensure that directors to be designated by COMCOR or CNI will comprise a majority of the directors of the issuer.  Furthermore, so long as each of COMCOR or CNI is entitled to designate at least one director of the issuer, each committee of the board of directors of the issuer will include at least one director designated by COMCOR and one director designated by CNI.  COMCOR and CNI will cause their director designees to resign from the board of directors or its committees when necessary for the board and its committees to be so comprised.

In addition, COMCOR and CNI will take all action reasonably necessary to cause the issuer, among other things, (a) to acquire from COMCOR, in exchange for Common Stock, all of the capital stock of Institute for Automated Systems that is beneficially owned by COMCOR, for consideration to be based on a valuation prepared by an independent expert agreed upon by the issuer and COMCOR, (b) to grant COMCOR and CNI rights of first refusal with respect to the issuance of securities of the issuer to maintain their relative ownership in the issuer, and (c) to enter into employment contracts with, and to grant stock options to, several key executives, employees, and consultants of the issuer.

So long as each of COMCOR and CNI owns at least fifteen percent of the aggregate Common Stock and Preferred Stock then outstanding, COMCOR and CNI will seek to agree upon (a) any amendment of the organizational documents of the issuer or CCTV, (b) any reorganization or liquidation of the issuer or CCTV, (c) any increase or decrease in the authorized capital stock of the issuer or CCTV, (d) any material transactions by the issuer or CCTV to which either COMCOR or CNI is a party, (e) the appointment of a new chief executive officer of the issuer or a new general director of CCTV, (f) the establishment of strategic priorities for the issuer and CCTV, (g) any material deviation by the issuer or CCTV from its business plan, (h) the appointment of auditors for the issuer and CCTV, and (i) the approval of the annual financial statements of the issuer and CCTV.  If COMCOR and CNI are unable to agree with respect to any of these matters, the Shareholders Agreement provides that the matter may be referred by either COMCOR or CNI to a special committee of the board of directors of the issuer, the decision of which both COMCOR and CNI have agreed to vote to implement.

Subject to limited exceptions, each of COMCOR and CNI will refrain from transferring any Common Stock or Preferred Stock beneficially owned by it without the prior consent of the other party.  In addition, each of COMCOR and CNI has the right, so long as it holds at least ten percent of the aggregate Common Stock and Preferred Stock then outstanding, to participate ratably in sales of the Common Stock or the Preferred Stock initiated by the other party.  In addition, the Shareholders Agreement grants each of COMCOR and CNI a right of first offer with respect to Common Stock and Preferred Stock that the other party proposes to sell.  The Shareholders Agreement also grants COMCOR and CNI a call option on the securities of the issuer held by the other party if the other party commences a voluntary or involuntary bankruptcy, dissolution, liquidation, or winding-up.

The Shareholders Agreement terminates upon the earliest to occur of (a) the mutual agreement of COMCOR and CNI to terminate the Shareholders Agreement, (b) such time as the beneficial ownership by either COMCOR or CNI of the aggregate Common Stock and Preferred Stock then outstanding falls below five percent, and (c) the voluntary or involuntary bankruptcy, dissolution, liquidation, or winding-up of the issuer, COMCOR, or CNI.

Registration Rights Agreement.  On February 23, 2004, the issuer and COMCOR entered into a Registration Rights Agreement, a copy of which was attached is attached as Exhibit 6 to Amendment No. 1 of this Schedule 13D and the complete terms of which are incorporated by reference herein.  Pursuant to such agreement, the issuer may be required to register under the Securities Act of 1933 future resales of Common Stock held by COMCOR.

Item 7.                        Material to be Filed as Exhibits

The Warrant Agreement and the amendments to the Shareholders Agreement are attached as exhibits to this statement.  Evidence of the authority to sign of the representative who is signing this statement on behalf of COMCOR and Mr. Pripachkin is attached as Exhibit 10 and Exhibit 11 to Amendment No. 1 of this Schedule 13D.  The complete terms of such evidence is incorporated by reference herein.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

DATED as of January 31, 2005.

MOSKOVSKAYA

TELECOMMUNIKATSIONNAYA

CORPORATSIYA

By:            /s/ Kathryn Beller

     Kathryn Beller, Attorney-in-Fact

YURI PRIPACHKIN

By:            /s/ Kathryn Beller

     Kathryn Beller, Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be provided with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit 1-Warrant Agreement dated as of January 13, 2005

Exhibit 2-Amendment No. 1 to Shareholders Agreement dated as of December 1, 2004

Exhibit 3-Amendment No. 2 to Shareholders Agreement dated as of December 30, 2004

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